Everbright Digital Holding Ltd.

Unit 1A, 10/F, C-Bons International Centre

108 Wai Yip Street, Kwun Tong

Hong Kong

March 14, 2025

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Ta Tanisha Meadows, Suying Li, Kate Beukenkamp and Taylor Beech

Re:	Everbright Digital Holding Ltd. Registration Statement on Form F-1 Filed February 25, 2025 File No. 333-285191

Dear Sir or Madam,

This letter is in response to your letter on March 6, 2025, in which you provided comments to the Registration Statement on Form F-1 of Everbright Digital Holding Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on February 25, 2025. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form F-1 (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 Filed February 25, 2025

Capitalization, page 50

1.	You disclose 500,000,000 Ordinary Shares authorized and 25,000,000 Ordinary Shares outstanding with a total par value of $1,000 as of June 30, 2024 on page 50. We also note that you use 25,000,000 shares outstanding as of June 30, 2024 to calculate the dilution disclosure on page 51. These amounts appear to be inconsistent with what you disclose in your unaudited interim condensed consolidated balance sheets as of June 30, 2024 on page F-3. Please revise to reconcile the difference.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 50 of the F-1/A. We revised to disclose the Capitalization as of June 30, 2024 on an actual basis and on the pro forma basis to reflect (i) the issue and allotment of a total of 619 shares (before share split) to Digital Global at par value of US$1.00 each in December 2024; (ii) the issue and allotment of a total of 280 shares (before share split) to the Subscribers for a total considerations of HK$2,800,000 (approximately US$354,427) in December 2024; and (iii) the share split in January 2025, which resulting in 25,000,000 shares issued and outstanding.

Dilution, page 51

2.	Please remove the balance of intangible assets from your calculation of Net Tangible Book Value and revise your disclosures accordingly.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have removed the balance of intangible assets from our calculation of Net Tangible Book Value and revised our disclosure on page 51 of the F-1/A accordingly.

3.	Please tell us your calculations of the $0.05 increase (decrease) in the as adjusted net tangible book value per share and the $3.73 increase (decrease) in the dilution to new investors per share when there is a $1.0 increase (decrease) in the assumed initial public offering price of $4.50 per Ordinary Share.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 51 of the F-1/A.

The assumed initial public offering price has been revised to US$4.00 per Ordinary Share. Based on such assumed initial public offering price, a US$1.00 increase (decrease) in the assumed initial public offering price of US$4.00 per Ordinary Share, would increase (decrease) the as adjusted net tangible book value per share by US$0.05, and increase (decrease) dilution to new investors by US$0.95 per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Leung Chun Yip
Chief Executive Officer